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                                                                  EXHIBIT (a)(3)

                             AIM FLOATING RATE FUND
                          11 Greenway Plaza, Suite 100
                           Houston, Texas 77046-1173

DEAR SHAREHOLDER:

     As you know, AIM Floating Rate Fund (the "Fund") commenced operations on May 1, 1997. The performance of the Fund has been positive: The yield since inception calculated as a percentage of the net asset value as of March 31, 1999, is 7.14%. The net asset value (NAV) of the Fund over that time period has fluctuated between $10.02 and $9.82. In spite of recent market conditions and subsequent NAV decreases, we continue to be satisfied with the overall credit quality of the assets we own in the Fund.

     The Fund's Shares are not publicly traded. However, each quarter the Fund's Board of Directors (the "Board") will consider whether to make a tender offer for all or a portion of the Fund's issued and outstanding shares (the "Shares") to provide liquidity for the Fund's shareholders. For the second quarter of 1999, the Board has determined to purchase up to 3,400,000 of the Fund's Shares.

     Accordingly, we are enclosing a copy of the Fund's Offer to Purchase (the "Offer to Purchase"), dated May 13, 1999. The Offer to Purchase is for cash at net asset value ("NAV") per Share as of the expiration date of the offer, less applicable "early withdrawal charges." Certain selected financial information with respect to the Fund is also set forth in the Offer to Purchase. We also enclose a Letter of Transmittal (the "Letter of Transmittal") for use by record holders of Shares. You should read each of these documents carefully.

     If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by the Fund, please contact your broker, dealer or other nominee to effect the tender for you. If you are the record owner of the Shares and intend to tender your Shares yourself directly to the Transfer Agent, you should follow the instructions contained in the Offer to Purchase, and the enclosed Letter of Transmittal, which must be completed by you.

     Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

     The Fund's NAV on May 7, 1999 was $9.82 per Share. The Fund publishes its NAV each week in the Wall Street Journal. It appears under the sub-heading "Loan Participation Funds" within the listings of mutual funds and closed-end funds. You may also obtain current NAV quotations by calling A I M Fund Services, Inc., the Fund's Transfer Agent, at (800) 959-4246.

     Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents, as well as questions and requests for assistance may be directed to A I M Fund Services, Inc. at (800) 959-4246.

                                          Sincerely,

                                     /s/  ROBERT H. GRAHAM
                                          ROBERT H. GRAHAM
                                          Chairman of the Board
                                          and President

May 13, 1999
                                                            rev 05/99 FLR-LTR-2